Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended September 30,
	Basic		Diluted (a)
	2013	2012	2013	2012
Average number of common shares outstanding	58,777	61,560	58,777	61,560
Average common shares due to assumed conversion of stock options	—	—	—	467
Total shares	58,777	61,560	58,777	62,027

Income (loss) from continuing operations	$(47,142)	$6,662	$(47,142)	$6,662
Loss from discontinued operations, net of income taxes	(133,275)	(7,020)	(133,275)	(7,020)
Net loss	$(180,417)	$(358)	$(180,417)	$(358)

Per share data:
Income (loss) from continuing operations	$(0.80)	$0.11	$(0.80)	$0.11
Loss from discontinued operations, net of income taxes	(2.27)	(0.11)	(2.27)	(0.11)
Net loss per share	$(3.07)	$—	$(3.07)	$—

	For the nine months ended September 30,
	Basic		Diluted (a)
	2013	2012	2013	2012
Average number of common shares outstanding	58,548	62,095	58,548	62,095
Average common shares due to assumed conversion of stock options	—	—	—	403
Total shares	58,548	62,095	58,548	62,498

Income (loss) from continuing operations	$(142,028)	$17,838	$(142,028)	$17,838
Loss from discontinued operations, net of income taxes	(128,887)	(7,247)	(128,887)	(7,247)
Net income (loss)	$(270,915)	$10,591	$(270,915)	$10,591

Per share data:
Income (loss) from continuing operations	$(2.43)	$0.29	$(2.43)	$0.29
Loss from discontinued operations, net of income taxes	(2.20)	(0.12)	(2.20)	(0.12)
Net income (loss) per share	$(4.63)	$0.17	$(4.63)	$0.17

(a)    When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.